82-1351

LES INDUSTRIES
PROMATEK
INDUSTRIES LTD./LTEE

8390 Mayrand Montréal, Qué. H4P 2C9 Tél.: (514) 737-7747 Fax: (514) 737-9155



Interim Report for the nine months ended March 31,2003

Results

Revenue for the nine months ended March 31, 2003 was $3,568,116 as compared with revenue of $3,154,878 for the previous fiscal year, an increase of 13%. Net income was $1,047,117 or $0.28 per share as compared to $848,719 or $0.23 per share for the previous year, an increase of 23%.
As of March 31st Promatek had $1,671,592 in cash and cash equivalents ($0.45 per share).

Dividend – Paid

As previously announced, on April 1, 2003, Promatek paid a dividend in the amount of $0.15 per Common Share. At the discretion of its Board of Directors, Promatek will continue to pay dividends on its issued and outstanding Common shares on a semi-annual basis.

Management Update

Promatek continues to invest heavily in research and development to ensure that its products remain state of the art and many new initiatives are underway for next generation products. Promatek remains focussed on its core cost recovery business and continues to work closely with its exclusive world-wide dealers to ensure the success of the Copitrak brand.

Sincerely,

Mark Levine P. Eng.
President
May 21,2003

dlw 6/12

PROMATEK INDUSTRIES LTD.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	MARCH 31 2003	JUNE 30 2002
	$	$
ASSETS		
CURRENT		
Cash	1,671,592	685,304
Short-term investments	-	4,500,985
Accounts receivable	716,410	837,041
Income tax receivable	107,239	222,540
Inventories	402,835	291,718
Prepaid expenses	43,826	30,843
Future income taxes	90,199	326,000
	3,032,101	6,894,431
LOAN TO DIRECTOR	25,000	30,000
FIXED	122,519	89,392
	3,179,620	7,013,823
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	412,759	506,059
Deferred revenue	192,073	124,495
	604,832	630,554
SHAREHOLDERS' EQUITY (Note 4)		
CAPITAL STOCK	1,150,580	4,092,610
CONTRIBUTED SURPLUS	712,442	58,500
RETAINED EARNINGS	711,766	2,232,159
	2,574,788	6,383,269
	3,179,620	7,013,823

APPROVED ON BEHALF OF THE BOARD:



Director

PROMATEK INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS
(UNAUDITED)

	THREE MONTHS ENDED MARCH 31		NINE MONTHS ENDED MARCH 31	
	2003	2002	2003	2002
	$	$	$	$
REVENUE	1,105,370	1,181,231	3,568,116	3,154,878
OPERATING EXPENSES				
Cost of sales and operating expenses except the following	603,960	733,968	1,791,613	1,632,306
Amortization of fixed assets	11,029	10,609	32,716	26,162
Investment income	(7,134)	(20,577)	(53,319)	(107,276)
Research & development (Note 2)	74,495	125,057	233,534	362,778
	682,350	849,057	2,004,544	1,913,970
INCOME BEFORE INCOME TAXES	423,020	332,174	1,563,572	1,240,908
Income Taxes	137,586	104,414	516,455	392,189
NET INCOME	285,434	227,760	1,047,117	848,719
RETAINED EARNINGS				
Beginning of period	426,332	2,673,948	2,232,159	2,598,074
Dividends paid (Note 5)	-	(908,475)	(4,913,568)	(1,453,560)
Transfer from contributed surplus (Note 4)	-	-	2,346,058	-
End of period	711,766	1,993,233	711,766	1,993,233
EARNINGS PER SHARE				
BASIC	0.08	0.06	0.28	0.23
FULLY DILUTED	0.08	0.06	0.28	0.23

PROMATEK INDUSTRIES LTD
CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)

	THREE MONTHS		NINE MONTHS	
	ENDED MARCH 31			
	2003 $	**2002** $	**2003** $	**2002** $
OPERATING ACTIVITIES				
NET INCOME	285,434	227,760	1,047,117	848,719
ADD(DEDUCT) NON-CASH ITEMS:				
AMORTIZATION OF FIXED ASSETS	11,029	10,609	32,716	26,162
FUTURE INCOME TAXES	49,144	73,078	235,801	272,999
(INCREASE) DECREASE IN NONCASH WORKING CAPITAL BALANCES				
ACCOUNTS RECEIVABLE	(25,511)	(235,294)	120,631	130,712
INCOME TAXES RECEIVABLE	156,184	242,224	115,301	171,598
INVENTORIES	(19,937)	188,284	(111,117)	(43,933)
PREPAID EXPENSES	(2,223)	(1,500)	(12,983)	(1,500)
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	(26,537)	(190,482)	(93,300)	(226,478)
DEFERRED REVENUE	11,654	48,742	67,578	(9,939)
	439,237	363,421	1,401,744	1,168,340
INVESTING ACTIVITIES				
PROCEEDS ON MATURITY OF INVESTMENTS	2,206,000	12,098,000	7,756,000	15,720,000
PURCHASES OF INVESTMENTS	(1,304,586)	(11,317,334)	(3,255,015)	(16,023,021)
PURCHASES OF CAPITAL ASSETS	(4,746)	(31,967)	(65,843)	(37,396)
REPAYMENT OF DIRECTOR'S LOAN	-	5,000	5,000	5,000
	896,668	753,699	4,440,142	(335,417)
FINANCING ACTIVITIES				
ISSUANCE OF CAPITAL STOCK	-	2,465	57,970	2,465
DIVIDENDS PAID	-	(928,475)	(4,913,568)	(1,453,560)
	-	(926,010)	(4,855,598)	(1,451,095)
INCREASE (DECREASE) IN CASH	1,335,905	211,110	986,288	(618,172)
CASH, BEGINNING OF PERIOD	335,687	437,753	685,304	1,267,035
CASH, END OF PERIOD	$ 1,671,592	$ 648,863	$ 1,671,592	$ 648,863

PROMATEK INDUSTRIES LTD
NOTES TO INTERIM FINANCIAL STATEMENTS
PERIOD ENDED MARCH 31, 2003
(UNAUDITED)

1) ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

2) RESEARCH AND DEVELOPMENT

A change in accounting treatment in which the Federal credit is recognized immediately has caused this year's amounts to be lower. Had the same method of calculation as last year been used, research and development for the same three months ended and six months ended would be $117,769 and $354,757 respectively.

3) NOTES DISCLOSURES

The notes to these financial statements do not conform in all respects to the requirements of generally accepted accounting principles for the annual financial statements. Therefore these interim financial statements should be read in conjunction with the most recent annual financial statements.

4) SHAREHOLDERS' EQUITY

Stated capital has been reduced by $3,000,000 and allocated to contributed surplus per the shareholders' resolution of July 30,2002. Subsequently an amount of $2,346,058 was transferred from contributed surplus to eliminate the deficit which arose from the payment of the dividend referred to in Note 5.

5) DIVIDENDS PAID

A dividend of $1.32 per Common Share consisting of a semi-annual dividend of $0.15 per Common Share and a special one-time dividend of $1.17 per Common Share totaling $4,913,568 was paid October 10,2002.

6) SUBSEQUENT EVENT

A dividend of $0.15 per Common Share totaling $558,435 was paid April 1,2003.

INDUSTRIES PROMATEK LTEE
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS INTÉRIMAIRES
PÉRIODE SE TERMINANT LE 31 MARS 2003
(NON VÉRIFIÉ)

1) RÈGLES ET MÉTHODES COMPATBLES

Ces états financiers s'appliquent selon les mêmes règles et méthodes comptables que les plus récents états financiers annuels.

2) RECHERCHE ET DÉVELOPPEMENT

Une modification au niveau du traitement comptable selon laquelle le crédit fédéral est reconnu immédiatement a entraîné une diminution des montants de cette année. Si la méthode de calcul de l'année dernière avait été utilisée, les montants pour la recherche et le développement pour les mêmes périodes de trois et six mois auraient été respectivement de 117 769 $ et 354 757 $.

3) PRÉSENTATION D'INFORMATIONS PAR VOIE DE NOTES

Les notes afférentes à ces états financiers ne respectent pas à tous les égards les exigences des principes comptables généralement reconnus pour les états financiers annuels. Par conséquent, ces états financiers intérimaires doivent être lus concurremment avec les plus récents états financiers annuels.

4) AVOIR DES ACTIONNAIRES

Le capital déclaré a été réduit de 3 000 000 $ et affecté au surplus d'apport conformément à la résolution des actionnaires du 30 juillet 2002. Par la suite, un montant de 2 346 058 a été transféré du surplus d'apport pour éliminer le déficit qui provenait du paiement du dividende auquel fait référence la Remarque 5.

5) DIVIDENDES VERSÉS

Un dividende de 1,32 $ par action ordinaire comprenant un dividende semestriel de 0,15 $ par action ordinaire et un dividende spécial d'une fois de 1,17 $ par action ordinaire, totalisant 4 913 568 $ a été versé le 10 octobre 2002.

6) ÉVÉNEMENT POSTÉRIEUR À LA FIN DE L'EXERCICE

Un dividende de 0,15 $ par action ordinaire, totalisant 558 435 $ a été versé le 1er avril 2003.

INDUSTRIES PROMTEK LTEE
EXPOSÉ RÉCAPITULATIF DES FLUX DE TRÉSORERIE
(NON VÉRIFIÉ)

	TROIS MOIS SE TERMINANT 31 MARS		NEUF MOIS SE TERMINANT 31 MARS	
	2003	**2002**	**2003**	**2002**
	$	$	$	$
ACTIVITÉS D'EXPLOITATION				
BÉNÉFICE NET	285,434	227,760	1,047,117	848,719
AJOUTER (DÉDUIRE) LES ÉLÉMENTS SANS EFFET SUR LA TRÉSORERIE :				
AMORTISSEMENT DES IMMOBILISATIONS	11,029	10,609	32,716	26,162
IMPÔTS SUR LE REVENU FUTURS	49,144	73,078	235,801	272,999
(AUGMENTATION) DIMINUTION DES SOLDES DU FONDS DE ROULEMENT AUTRE QUE LES DISPONIBILITÉS				
DÉBITEURS	(25,511)	(235,294)	120,631	130,712
IMPÔTS À RECOUVRER	156,184	242,224	115,301	171,598
STOCKS	(19,937)	188,284	(111,117)	(43,933)
CHARGES PAYÉES D'AVANCE	(2,223)	(1,500)	(12,983)	(1,500)
CRÉDITEURS ET CHARGES À PAYER	(26,537)	(190,482)	(93,300)	(226,478)
PRODUITS COMPTABILISÉ D'AVANCE	11,654	48,742	67,578	(9,939)
	439,237	363,421	1,401,744	1,168,340
ACTIVITÉS D'INVESTISSEMENT				
PRODUITS À L'ÉCHÉANCE DES INVESTISSEMENTS	2,206,000	12,098,000	7,756,000	15,720,000
ACQUISITION D'INVESTISSEMENTS	(1,304,586)	(11,317,334)	(3,255,015)	(16,023,021)
ACQUISITION D'IMMOBILISATIONS	(4,746)	(31,967)	(65,843)	(37,396)
REMBOURSEMENT DU PRÊT DU DIRECTEUR	-	5,000	5,000	5,000
	896,668	753,699	4,440,142	(335,417)
ACTIVITÉS DE FINANCEMENT				
ÉMISSION D'ACTIONS	-	2,465	57,970	2,465
DIVIDENDES VERSÉS	-	(928,475)	(4,913,568)	(1,453,560)
	-	(926,010)	(4,855,598)	(1,451,095)
AUGMENTATION (DIMINUTION) DE L'ENCAISSE	1,335,905	211,110	986,288	(618,172)
ENCAISSE - CLÔTURE DE LA PÉRIODE	335,687	437,753	685,304	1,267,035
ENCAISSE - CLÔTURE DE LA PÉRIODE	1,671,592	648,863	1,671,592	648,863

INDUSTRIES PROMATEK LTEE
EXPOSÉ RÉCAPITULATIF DES REVENUS
ET DES BÉNÉFICES NON RÉPARTIS
(NON VÉRIFIÉ)

	TROIS MOIS SE TERMINANT 31 MARS		NEUF MOIS SE TERMINANT 31 MARS	
	2003	2002	2003	2002
	$	$	$	$
REVENUS	1,105,370	1,181,231	3,568,116	3,154,878
FRAIS D'EXPLOITATION				
Coûts des ventes et des frais d'exploitation à l'exception des éléments suivants	603,960	733,968	1,791,613	1,632,306
Amortissements des immobilisations	11,029	10,609	32,716	26,162
Revenus de placement	(7,134)	(20,577)	(53,319)	(107,276)
Recherche et développement (Remarque 2)	74,495	125,057	233,534	362,778
	682,350	849,057	2,004,544	1,913,970
BÉNÉFICES AVANT IMPÔTS SUR LE REVENU	423,020	332,174	1,563,572	1,240,908
IMPÔTS SUR LE REVENU	137,586	104,414	516,455	392,189
REVENU NET POUR LA PÉRIODE	285,434	227,760	1,047,117	848,719
BÉNÉFICES NON RÉPARTIS				
Solde à l'ouverture	426,332	2,673,948	2,232,159	2,598,074
Dividendes versés (Remarque 5)	-	(908,475)	(4,913,568)	(1,453,560)
Transfert du surplus d'apport (Remarque 4)	-	-	2,346,058	-
Solde à la clôture	711,766	1,993,233	711,766	1,993,233
BÉNÉFICES PAR ACTION				
DE BASE	0.08	0.06	0.28	0.23
DILUÉ	0.08	0.06	0.28	0.23

INDUSTRIES PROMATEK LTEE
BILAN CONSOLIDÉ
(NON VÉRIFIÉ)

	31 MARS 2003	30 JUIN 2002
	$	$
ACTIFS		
ACTIFS À COURT TERME		
Encaisse	1,671,592	685,304
Investissements à court terme	-	4,500,985
Débiteur	716,410	837,041
Impôts à recouvrer	107,239	222,540
Stocks	402,835	291,718
Charges payées d'avance	43,826	30,843
Impôts sur le revenu futurs	90,199	326,000
	3,032,101	6,894,431
PRÊT AU DIRECTEUR	25,000	30,000
IMMOBILISATIONS	122,519	89,392
	3,179,620	7,013,823
PASSIF		
PASSIF À COURT TERME		
Créditeurs et charges à payer	412,759	506,059
Produits comptabilisés d'avance	192,073	124,495
	604,832	630,554
AVOIR DES ACTIONNAIRES (Remarque 4)		
CAPITAL-ACTIONS	1,150,580	4,092,610
SURPLUS D'APPORT	712,442	58,500
BÉNÉFICES NON RÉPARTIS	711,766	2,232,159
	2,574,788	6,383,269
	3,179,620	7,013,823

APPROUVÉ AU NOM DU CONSEIL :



Directeur

LES INDUSTRIES
PROMATEK
INDUSTRIES LTD./LTÉE

8390 Mayrand, Montréal, Qué. H4P 2C9 Tél.: (514) 737-7747 Fax: (514) 737-9155

Rapport intérimaire pour la période de neuf mois se terminant le 31 mars 2003

Résultats

Les bénéfices pour les neuf mois se terminant le 31 mars 2003 ont atteint 3 568 116 $ comparativement à des bénéfices de 3 154 878 $ pour l'exercice précédent, soit une augmentation de 13 %. Les bénéfices nets étaient de 1 047 117 $ ou de 0,28 $ par action comparativement à 848 719 $ ou 0,23 $ par action pour l'exercice précédent, soit une augmentation de 23 %.
Au 31 mars, Promatek avait 1 671 592 $ en encaisse et en quasi-espèces (0,45 $ par action).

Dividende - Versé

Tel qu'annoncé précédemment le 1er avril 2003, Promatek a versé un dividende de 0,15 $ par action ordinaire. À la discrétion de son Conseil d'administration, Promatek continuera à verser des dividendes sur ces actions ordinaires émises et en circulation sur une base semestrielle.

Le point sur la direction

Promatek continue à investir énormément dans la recherche et le développement afin de s'assurer que ses produits demeurent à la fine pointe de la technologie et plusieurs initiatives sont en cours pour les produits de la prochaine génération. Promatek se concentre toujours sur ses activités principales de recouvrement des coûts et continue à travailler en étroite collaboration avec ses dépositaires exclusifs dans le monde entier afin de garantir le succès de la marque Copitrak

Veuillez accepter mes salutations distinguées.



Mark Levine, ing
Président
21 Mai, 2003